BlackRock Funds II:
  LifePath(r) Active 2015 Portfolio
  LifePath(r) Active 2020 Portfolio
  LifePath(r) Active 2025 Portfolio
  LifePath(r) Active 2030 Portfolio
  LifePath(r) Active 2035 Portfolio
   LifePath(r) Active 2040 Portfolio
   LifePath(r) Active 2045 Portfolio
   LifePath(r) Active 2050 Portfolio


77D(g)
Policies with respect to security investments

On September 11, 2012 the Board of Trustees (the "Board") of BlackRock Funds II approved certain changes to the Funds. In particular, the Board approved a change in the name of the Funds to the "LifePath(r) Active Portfolios" and a change to each Fund's "glide path," which shows the target allocation among asset classes as a Fund approaches its target date. As a result of the change to the Funds' glide path, each Fund's target allocation among asset classes is expected to change. Previously, the asset allocation of each Fund was expected to be 50% in underlying funds that invest primarily in equity and 50% in underlying funds that invest primarily in fixed income by its retirement date. Although each Fund's target allocation may shift over time depending on market conditions, under the new glide path each Fund's asset allocation is expected to be 38% in underlying funds that invest primarily in equity and 62% in underlying funds that invest primarily in fixed income by its retirement date. These changes became effective on November 27, 2012.

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BlackRock Funds: BlackRock Flexible Equity Fund (the
"Fund")

77D(g)
Policies with respect to security investments

On May 24, 2012, the Board of the Trustees of BlackRock
Funds approved the following changes:

Effective July 31, 2012, the Fund's name and investment objective were changed as follows:

The name of the Fund changed from "BlackRock Mid-Cap
Value Equity Portfolio" to "BlackRock Flexible Equity
Fund," and the Fund changed its investment objective from "long-term capital appreciation" (the "mid-cap value equity strategy") to "seek to achieve long-term total return" (the "flexible equity strategy") .